SNIPP INTERACTIVE INC.

SNIPP WELCOMES MICHAEL J. CANNATA, AN INTELLECTUAL PROPERTY EXPERT

ONTO ITS BOARD OF DIRECTORS

October 15th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce that it has appointed Mr. Michael J. Cannata onto its board of directors.

Mr. Cannata is a business strategist and serial entrepreneur with seven start-ups to his credit and senior management experience across a vast array of industries including office products, telecommunications, medical devices, system management software, web-based financial services software and patent brokerage and advisory services. In particular, Mr. Cannata has deep expertise in the field of intellectual property and has been elected to the IAM Strategy 300 list of World Leading IP Experts every year since the inception of the program in 2009.

“We are very excited that Mike has agreed to be on our board,” said Atul Sabharwal, CEO of Snipp Interactive. “In addition to having highly relevant experience starting and growing companies, his expertise in IP will be invaluable to us as we strengthen and deepen our products and technology. As we continue to scale Snipp, we can only benefit from his cross-industry entrepreneurial and board experiences.”

Mr. Cannata is currently Partner and Co-founder at Patent Monetization Inc. (PMI), one of the first specialist patent brokerage firms in North America. PMI has sold over 400 patent assets for its clients and today provides patent brokerage services, strategic patent advisory services and patent litigation management services to its clients. Mr. Cannata also currently advises and manages patent litigation investments made by the Northwater Intellectual Property Fund and was responsible for the fund’s investment in the i4i v Microsoft patent litigation. Mr. Cannata managed the litigation on behalf of the fund, resulting in a $290 million judgment for i4i, upheld by the US Court of Appeals for the Federal Circuit and finally concluded by a US Supreme Court decision which saw i4i successfully defend, for the benefit of all patent owners, the clear and convincing evidence standard required to invalidate a patent. Mr. Cannata also founded Brokercom Inc. a financial services web-based software company and served as its President & CEO. Brokercom was sold to OpenText Corporation in 2002, and Mr. Cannata was retained by OpenText to develop an internal patent program to protect their intellectual property and to create a licensing program around the patents it had acquired. Prior to this, Mr. Cannata also had a highly successful turn at Cybermation Inc., a systems management mainframe software company which he managed to transform from an unprofitable enterprise into one of the 50 Best Managed Private Companies in Canada.

Mr. Cannata has both private and public company board experience including Selient Inc. a TSX Venture listed corporation that provided loan origination software for the credit union market and Momentum Inc. a TSX listed company that provided managed data center services. At both Selient and Momentum, Mr. Cannata headed the strategic alternative committee that led to the acquisition of Selient by CRI Canada and the acquisition of Momentum by OnX Corporation. Mr. Cannata has an undergraduate degree in business from York University, is the named inventor on two US patents and is a Charter Member of TiE.

“I look forward to serving on the Board of Directors for Snipp,” said Mr. Cannata. “I am particularly struck by the rapid growth the company has experienced and the breadth of solutions they offer in a fragmented marketplace. Going forward I look forward to helping the company continue to scale and effectively leverage the intellectual property they have developed.”

Snipp also announces a grant of 200,000 stock options awarded to its newly appointed director. The options will vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until they are fully-vested. The options have an exercise price of C$0.465 per common share and expire after five years.

Mr. Cannata’s appointment to the Company’s board of directors is subject to TSX Venture Exchange approval.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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